February 2, 2006
Mr. Gary Todd
Reviewing Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549-6010

Re:	Avnet, Inc.
Form 10-K for the fiscal year ended July 2, 2005 filed September 14, 2005
Form 10-Q for the quarterly period ended October 1, 2005
File No. 001-04224
Dear Mr. Todd:
Attached please find our responses to the comments, dated January 31, 2006, of the staff of the Securities and Exchange Commission on the above referenced filings for Avnet, Inc. As requested, we have tried to be as detailed as necessary in each of our responses to help the commission with an understanding of our position on these items and, as necessary, to help explain the nature of our disclosures. For the staff’s convenience, we have included the staff’s original comment prior to our response.
We acknowledge that Avnet, Inc. is responsible for the adequacy and accuracy of the disclosure in our filings and that the staff’s comments, or changes to disclosure in response to the staff’s comments, do not foreclose the Commission from taking any action with respect to the filings reviewed by the staff. Furthermore, we acknowledge that Avnet, Inc. may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If any of our responses require further explanation, please do not hesitate to contact me at (480) 643-7764. You may alternatively contact Michael Zilis, Vice President, Corporate Controller, at (480) 643-7209.
We look forward to working with you in completion of your review of the above referenced filings.
Very truly yours,

/s/ Raymond Sadowski
Raymond Sadowski
Senior Vice President,
Chief Financial Officer and
Principal Accounting Officer

Form 10-Q for the fiscal quarter ended October 1, 2005
Consolidated Financial Statements
Note 4. Acquisitions, page 9
Preliminary acquisition-related restructuring activity accounted for in purchase accounting, page 11
1.	We see that you recorded approximately $83 million of purchase accounting adjustments during the first quarter of fiscal 2006 associated with acquisition-related restructuring activities. We have the following comments:
•	Please tell us how the restructuring activity meets the requirements of EITF 95-3 to be recorded as a component of the purchase price.

•	We see that a portion of the restructuring accrual relates to write-offs or write-downs of certain Memec owned assets, including information technology assets. Please clarify why impairments of Memec’s assets were recorded in the 95-3 restructuring accrual. That is, tell us why the underlying assets were not recorded based on fair values in the purchase accounting balance sheet prepared pursuant to paragraph 37 of SFAS 141.

•	Please explain in greater detail the reasons for the inventory impairment adjustment. Given the magnitude of the adjustment, tell us why inventory as presented in Memec’s historical pre-acquisition balance sheet was appropriate in GAAP. Also explain why this adjustment is presented with the 95-3 restructuring accrual. If the impairment indicators occurred subsequent to the purchase, tell us why you should not recognize the expense in your current financial statements.
Our responses in the bullet points that follow correspond, in order, to the bullet points raised by the Commission above:
•	The criteria of EITF 95-3 were closely adhered to with respect to all of the restructuring activity recorded through purchase accounting. With respect to costs to exit activities of the acquired business, which related to Memec leased facilities that we elected to exit as part of its plan to integrate the Memec business, all four criteria for recognition under EITF 95-3 were followed in establishing the ultimate liability that was recorded ((i) formulation of the plan at the consummation date, (ii) approval at the appropriate level of the exit plans, (iii) identification of significant actions to be taken, and (iv) actions have commenced as soon as possible, with completion scheduled within a reasonable period). Similarly, all four criteria of EITF 95-3 were also adhered to in establishing reserves for any Memec employees that were involuntarily terminated as part of the acquisition ((i) formulation of the plan at the consummation date, (ii) approval and commitment at the appropriate level and communication of the plan to affected employees as soon as possible, (iii) plan is specific as to employees that have been or will be involuntarily terminated, and (iv) actions have commenced as soon as possible, with completion scheduled within a reasonable period). Other reserves in the table also include, in addition to inventory write-downs further discussed below, a small amount of other Memec contractual obligations that were terminated as part of the acquisition integration. See further discussion regarding IT-related reserves/write-downs and inventory write-downs in the discussions that follow.

•	The write-offs or write-downs of certain Memec owned assets, including information technology assets, were recorded in the acquisition balance sheet in accordance with paragraph 37 of SFAS 141. Although paragraph 37(d) of SFAS 141 dictates that acquired assets to be sold should be written down to fair value less costs to sell, in the case of the Memec IT-related assets, most will not be used by Avnet post-acquisition as the Memec business will be or has been fully converted to Avnet’s systems. Furthermore, due to customization and other factors, these IT-related assets have no resale value. As such, the majority of the IT-related write-downs represent write-downs of the entire asset that has been subsequently disposed of.

The table that we included in the Preliminary acquisition-related restructuring activity accounted for in purchase accounting section of footnote 4 included the write-downs of certain IT-related assets acquired from Memec to provide further visibility to the reader of the actions that were taken by Avnet as part of the merger and integration of Memec’s operations. So, while these items were recorded in the acquisition balance sheet in accordance with paragraph 37 of SFAS 141, we felt it would be more informative for the reader to also include these write-downs within the table in this section of the footnote in order to provide a more complete analysis of the overall purchase accounting adjustments that management recorded. Additionally, included in this column of the table are liabilities recorded for remaining maintenance and service contract obligations associated with IT-related equipment that will no longer be utilized by Avnet, which has yielded the accrual balance that remains at the end of the period presented.

•	In evaluating the inventory acquired from Memec, we followed the principles of SFAS 141, paragraph 37(c), which states that finished goods inventory should be valued at “....estimated selling prices less the sum of (a) costs of disposal and (b) a reasonable profit allowance for the selling effort of the acquiring entity.” Memec had certain inventory reserves on its books for certain of its inventory as of the July 5, 2005 acquisition date. However, bearing in mind the guidance from SFAS 141 above, our materials management teams closely analyzed all acquired inventory, with the additional write-downs recorded based on the following general situations, all of which related to inventory in the Americas in the our first quarter of fiscal 2006:
We conducted a thorough analysis of the acquired inventory on a part-by-part basis to understand what the reasonable estimated selling price of that inventory was, net of disposal costs and a reasonable profit allowance for the selling effort, as of the July 5, 2005 acquisition date. All of these analyses focused on this acquisition date in particular to ensure that events or market conditions that transpired after the acquisition date were not taken into account in evaluating the value of the acquired inventory.
In the electronic component industry, often times inventory has an obsolescence date that is dictated by the supplier. Once this obsolescence date is achieved, stock rotation, return rights and similar contractual privileges with the supplier expire and the Company’s ability to reasonably sell that inventory is severely diminished. Memec did not have an adequate provision in its books as of the acquisition date to record such inventory at its net realizable value.
Memec also had quantities of non-standard inventory on hand that it purchased for specific customers, which cannot be readily sold to alternative customers. It is common industry practice to obtain non-cancellable/non-returnable, or NCNR, agreements with the applicable customer in these instances to further obligate the customer to purchase such product within a reasonable period. When NCNR agreements are in place, typically the realizable value of the inventory on hand is not impaired unless there is a question as to the customer’s ability to meet with this obligation to ultimately purchase the inventory. However, upon detailed review of the inventory acquired from Memec, a portion of the acquired non-standard product that was considered to have NCNR agreements by Memec, in fact did not have the agreements in place or the documentation supporting the agreements could not be found. As a result, NCNR obligations could not be enforced against the customers in question. In such circumstances, we worked with Memec personnel to analyze the historical and forecast sales of such product and the forecast selling price of the product based on conditions as of July 5, 2005 to determine the potential value of this collective inventory as of the acquisition date. This determination yielded the need for a write-down to the deemed net realizable value for these non-standard parts.

Finally, we also analyzed Memec’s standard product inventory based, again, on forecasts and market conditions that existed as of the July 5, 2005 acquisition date. This analysis was conducted on an individual part-by-part basis, by analyzing the type of product and its age and by working with product management personnel to ensure a full understanding of the historical and forecast demand for the product as well as the stock rotation, return rights and other contractual privileges in place on the inventory in question as of July 5, 2005. Based on this analysis, we determined that additional write-downs were necessary to properly state this inventory at net realizable value as of the acquisition date.
The combination of these efforts yielded our conclusion that an additional write-down to acquired inventory totaling $10.6 million was necessary to state the acquired inventory at net realizable value, net of a reasonable profit allowance. Because this conclusion was based upon inventory on hand and conditions that existed as of the July 5, 2005, we did not feel that Memec had taken sufficient steps to ensure that its inventory was recorded at its net realizable value as of July 5, 2005 and, thus, recorded the write-down to inventory as an adjustment to the acquired balance sheet.
Approximately $0.6 million of additional write-down was associated with book-to-physical adjustments that resulted from the physical counts of the Memec inventory as of the acquisition date.
Similar to the IT-related write-downs discussed above, these inventory write-downs discussed herein were included in the table of purchase accounting adjustments on page 11 of our first quarter Form 10-Q in our effort to provide the reader with a full understanding of the decisions that were arrived at by Avnet, in conjunction with the acquisition, to properly record the acquired assets and liabilities at their net realizable values as of July 5, 2005.
Although the Commission’s comments only covered our Form 10-Q filing for the quarter ended October 1, 2005, we would like to advise you that we did record additional inventory write-downs through purchase accounting in our second fiscal quarter. These additional write-downs totaled $9.6 million, with appropriate disclosure of the cumulative purchase accounting adjustments to be included in our Form 10-Q filing for our second fiscal quarter. The write-downs were principally a result of the same types of items noted above for the first quarter purchase accounting adjustment. However, the write-downs related mostly to inventory acquired in the EMEA (Europe, Middle East and Africa) and Asia regions, and to a lesser extent, additional write-downs resulting from further analysis of inventory acquired in the Americas. As indicated above, the inventory write-downs recorded during our first fiscal quarter ended October 1, 2005 all related to Memec inventory in the Americas. Because the merger of Memec’s operations and related integration activities were not as far along in EMEA and Asia during our first fiscal quarter, the materials management team had not yielded a conclusive analysis of the final inventory write-downs that were required through purchase accounting as of the close of the first quarter. Instead, we awaited completion of the detailed analysis of factors that existed as of July 5, 2005 to determine the appropriate write-down and recorded the impact in the second fiscal quarter.